TRW Automotive
12001 Tech Center Drive
Livonia, MI 48150
March 17, 2008
Mr. Daniel Morris
Attorney-Advisor
Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp.
Definitive 14A
Filed March 30, 2007
File No. 001-31970
Dear Mr. Morris:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following response pursuant to my telephone discussion on March 12, 2008 with you and Perry Hindin regarding the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 10, 2007 relating to the Company’s above-referenced Proxy Statement (the “2007 Proxy Statement”). The text of the comments in the Staff’s letter has been reproduced in bold below.
1.	While we note your response to prior comment 2, we re-issue the comment. To the extent you are benchmarking compensation of your named executive officers, please identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We will identify each benchmark company in our 2008 Proxy Statement. To the extent the number of benchmark companies is too voluminous to permit disclosure in the body of our proxy, we will disclose such information as an addendum. In future filings, we will disclose our benchmark companies. However, to the extent the Compensation Committee is not aware of the specific companies included in a particular survey, we will simply disclose that fact.

Mr. Daniel Morris
Division of Corporate Finance
Securities and Exchange Commission
March 17, 2008

If you have any questions or comments on our response, please contact me at 734.855.2603.
Sincerely,
/s/ David L. Bialosky
David L. Bialosky
Executive Vice President and General Counsel
TRW Automotive Holdings Corp.